Exhibit 3(m)
CERTIFICATE OF AMENDMENT
TO THE
RESTATED ARTICLES OF INCORPORATION, AS AMENDED,
OF
WESTAR ENERGY, INC.

We, William B. Moore, Chief Executive Officer, and Larry D. Irick, Vice President, General Counsel and Corporate Secretary, of Westar Energy, Inc., a corporation organized and existing under the laws of the State of Kansas, do hereby certify that at a meeting of the board of directors of said corporation, the board adopted resolutions setting forth the following amendment to the Restated Articles of Incorporation and declaring its advisability. The board approved the amendment of the first paragraph of Article VI (which, under an amendment to the Restated Articles of Incorporation dated June 2, 1994, was renumbered Article IV), which is to be amended in its entirety to read as follows:

The amount of capital stock of this Corporation shall be 285,600,000 shares of which 275,000,000 shares is Common Stock of the par value of Five Dollars ($5.00) each, 4,000,000 shares is Preference Stock without par value, 600,000 shares is preferred stock of the par value of One Hundred Dollars ($100) each and 6,000,000 shares is preferred stock without par value, all such preferred stock being termed 'Preferred Stock.'

We further certify that thereafter, pursuant to said resolutions and in accordance with the by-laws of the corporation and the laws of the State of Kansas, the shareholders at an annual meeting duly convened considered the proposed amendment.

We further certify that at the annual meeting of shareholders held on May 19, 2011, a majority of common and preferred shares together entitled to vote, voted in favor of the proposed amendment. We further certify that the amendment was duly adopted in accordance with the provision of K.S.A. 17-6602, as amended.

We further certify that the capital of said corporation will not be reduced under or by reason of said amendment.

IN WITNESS WHEREOF, we have hereunto set our hands and affixed the seal of said corporation the 23rd day of May, 2011.

CORPORATE SEAL                    /s/William B. Moore
William B. Moore
Chief Executive Officer

/s/ Larry D. Irick
Larry D. Irick
Vice President, General Counsel and
Corporate Secretary

State of Kansas         )
) ss.
County of Shawnee     )

Be it remembered that before me, a Notary Public in and for the aforesaid county and state, personally appeared William B. Moore, Chief Executive Officer, and Larry D. Irick, Vice President, General Counsel and Corporate Secretary of the corporation named in this document, who are known to me to be the same persons who executed the foregoing certificate and duly acknowledge that execution of the same this 23rd date of May, 2011.

/s/ Patti Beasley
Patti Beasley
Notary Public

SEAL